Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-284646

BLACKROCK CORPORATE HIGH YIELD FUND, INC.

Supplement dated May 6, 2025 to the

Statement of Additional Information (“SAI”) dated January 31, 2025

This supplement amends certain information in the SAI dated January 31, 2025 of BlackRock Corporate High Yield Fund, Inc. (the “Fund”). Unless otherwise indicated, all information included in the SAI that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meanings as in the SAI.

Effective immediately, the following change is made to the Fund’s SAI:

The first paragraph of the sub-section of the SAI entitled “Investment Objective and Policies—Investment Restrictions—Non-Fundamental Investment Restrictions” is deleted and replaced in its entirety with the following:

Non-Fundamental Investment Restrictions. Additional investment restrictions adopted by the Fund, which may be changed by the Fund’s Board of Directors (the “Board”) without shareholder approval, provide that the Fund may not:

A.	Purchase securities of other investment companies, except to the extent that such purchases are permitted by applicable law.

B.

Mortgage, pledge, hypothecate or in any manner transfer, as security for indebtedness, any securities owned or held by the Fund except as may be necessary in connection with borrowings mentioned in investment restriction (3) above or except as may be necessary in connection with transactions described under “Description of the Fund—Investment Objectives and Principal Investment Policies—Other Investment Strategies” above.

C.

Purchase any securities on margin, except that the Fund may obtain such short term credit as may be necessary for the clearance of purchases and sales of portfolio securities (the deposit or payment by the Fund of initial or variation margin in connection with financial futures contracts and options thereon is not considered the purchase of a security on margin).

D.

Change its policy of investing, under normal circumstances, at least 80% of the value of its assets in high yield securities of corporate issuers and derivatives that provide investment exposure to such securities or to one or more market risk factors associated with such securities, unless the Fund provides its stockholders with at least 60 days’ prior written notice of such change. For these purposes, “assets” means net assets, including assets acquired from the sale of preferred stock, plus the amount of any borrowings for investment purposes.

Investors should retain this supplement for future reference.

SAI-HYT-0525SUP